Exhibit 99.1

IMPORTANT INFORMATION FOR ALL U.S. SHAREHOLDERS

This allotment of listed subscription rights without contribution is made for the securities of a foreign company. The allotment is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the documents, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The issuer expects the exercise of the rights to be exempt from registration in the United States in reliance upon the exemption provided by Rule 801 under the U.S. Securities Act of 1933, as amended (the “Act”), which requires prohibition of U.S. residents from transferring the rights other than through transfers in accordance with Regulation S under the Act. Accordingly, U.S. shareholders may exercise their allotted rights by following the prescribed procedures, but there will be no registration statement filed with the U.S. Securities and Exchange Commission. The rights themselves will be listed on the Osaka Securities Exchange Co., Ltd. and will trade only through the book-entry facilities of the Japan Securities Depository Center, Inc. in Japan.

Disclaimer

The following is an English translation of the original Japanese document, prepared solely for the convenience of and reference by overseas investors. If there exist any discrepancies between the original Japanese language and English translation, the Japanese language will always prevail. The issuer shall not be liable for this translation or any loss or damage arising from this translation.

May 14, 2013

Company name: J Trust Co., Ltd.

Corporate officer title: President & CEO Nobuyoshi Fujisawa

(Stock code: 8508)

(Listed stock exchange: Osaka Securities Exchange, 2nd Section)

Contact: Director Kazunori Kuroda

Telephone number: +81-3-4330-9100

Notice of the Rights Offering (Non-Commitment Type/Gratis Allotment of Listed Subscription Rights)

We would like to inform you that the Company resolved at the Board of Directors meeting held on May 14, 2013 to procure funds through a rights offering (Non-Commitment Type/Allotment of Listed Subscription Rights without Contributions) (hereinafter, “the Rights Offering”) to all external shareholders.

The Rights Offering is a financing method that consists of an allotment of Subscription Rights to all shareholders without contributions (hereinafter the allotted Subscription Rights are referred to as “the Subscription Rights”). The Subscription Rights will be listed on the market and it will be possible to trade such Subscription Rights.

1.	The Purposes of the Rights Offering

(1)	The Company and Its Group Companies

The Company started off as Ikko Shoji Co., Ltd. in March 1977 as a loan business engaged in businesses such as commercial bill discounting and loans on bills for small and medium enterprises and private business owners. Although the Group became listed on the Second Section of the Osaka Securities Exchange in September 1998 in order to expand its financing business for businesses, the Company was forced to reduce the scale of its business activities due to the commercial loan problem and the lowering of the upper limit on the interest rate in the Investment Act in 2000 and the excess interest repayment claim problem in 2006. Subsequently, in March 2008, Nobuyoshi Fujisawa, the president of the Company, became the largest shareholder in the Company through a public tender offer for the Company’s shares. He then strengthened the Company’s business foundation, increased its size, and expanded its business fields by aggressively moving to debt purchases, mainly commercial loan purchases, and M&As, as indicated below, while also acquiring external management resources.

In addition, the business fields in which the Group currently operates are not limited to the financing business for business operators in which the Group has been engaged since its foundation. Their range has been expanded to include fields that contribute to improvements in the Group’s corporate value, such as domestic financing business including consumer financing business, debt management and collection business, and credit card business; overseas financing business focused on savings bank business in South Korea; and also amusement business, real estate business, and other businesses. In October 2010, the Company made a transition to a holding company structure in order to devise a comprehensive business strategy and provide operations support for each Group company, and has since then deployed business activities accordingly.

<<Actual Debt Purchases, Mainly Commercial Loan Purchases, and M&As>>

In March 2009, all shares and loan receivables of Station Finance Co., Ltd. (currently Nihon Hoshou Co., Ltd.) were acquired from the Hankyu Corporation for ¥23.8 billion and it was turned into a consolidated subsidiary.

In March 2010, 50% of the shares of Saikyo Card Co., Ltd., were acquired from Saikyo Bank, Ltd. (for a total of 80% of the shares at a total price of ¥1.0 billion when combined with the 30% of shares already acquired in May 2009) and it was turned into a consolidated subsidiary.

In September 2010, all shares of Lopro Corporation (currently Nihon Hoshou Co., Ltd.) were acquired for ¥0.3 billion and it was turned into a consolidated subsidiary.

In August 2011, the shares of KC Card Co., Ltd. (formerly Rakuten KC Co., Ltd.) representing 97.76% of the voting rights and its loan receivables were acquired from Rakuten, Inc. for ¥41.4 billion and it was turned into a consolidated subsidiary.

In March 2012, the consumer finance business of Takefuji Corporation, a company under rehabilitation, was inherited by Lopro Corporation (currently Nihon Hoshou Co., Ltd.) through the method of absorption-type corporate split for approximately ¥25.2 billion.

In April 2012, Next Japan Holdings Co., Ltd. became a wholly owned subsidiary after share exchange (¥1.6 billion of the Company’s shares were issued for the share exchange).

In June 2012, Adores Inc. was turned into a consolidated subsidiary by the dominance standard.

In July 2012, all shares of JT Investment Co., Ltd. (formerly Neoline Holdings Co., Ltd.) were acquired for ¥11.0 billion, making it and its three subsidiaries (CREDIA Co., Ltd., AAD Co., Ltd., and NL Value Capital Co., Ltd.) into consolidated subsidiaries (a total of four companies).

In August 2012, the Company’s consolidated subsidiary KC Card Co., Ltd. was newly established as Chinae Co., Ltd. for approximately ¥0.8 billion (KRW 12.0 billion), assuming some of the assets and liabilities of South Korea’s Mirae Savings Bank Co., Ltd. (Note that on October 5, 2012 Chinae Co., Ltd. received authorization to start a savings bank business in South Korea and changed its name to Chinae Savings Bank Co., Ltd. At the same time an additional investment of approximately ¥4.8 billion (KRW 69.0 billion) was made.) *KRW 1 = ¥0.069

In January 2013, approximately ¥30.2 billion (KRW 377.1 billion) in consumer operating receivables was purchased from Solomon Savings Bank Co., Ltd., which is under the management of the Korea Deposit Insurance Corporation. *KRW 1 = ¥0.0802

In part due to the success of these debt purchases and M&A activities, the Company has posted positive net income and paid dividends for six consecutive years beginning with the year that ended on March 31, 2008. For the fiscal year ended March 31, 2013, consolidated total assets were ¥218,706 million, while consolidated net assets were ¥70,895 million. Consolidated operating revenue was ¥55,683 million, and consolidated ordinary income amounted to ¥13,704 million. Consolidated net income was ¥13,309 million.

The Company believes that the following are the main factors that have allowed it to expand the scale and scope of its business in this manner. (a) Its aggressive management strategy of debt purchases and M&As. (b) Without relying excessively on borrowings from financial institutions, and by implementing cash-flow-focused management, the Company made it possible to carry out flexible and effective debt purchases and M&As by ensuring appropriate liquidity on hand. (c) After carrying out M&As, the Company promptly realized the benefits of the M&A through business operations based on risk management. (d) The Company constructed an operating structure that enables prompt decision-making and has addressed key management issues while responding to changes in the external environment. (e) By accumulating credit screening know-how including real estate valuation, the Company has provided secured loans, unsecured loans, and credit guarantees that minimize defaults, thereby striving to increase profits while controlling credit risks.

As described above, the Group has strengthened its corporate underpinnings while at the same time increasing its size as well as its business fields by debt purchases and M&As. Going forward, the Company will continue to increase its corporate value by expanding in size as it enters new businesses that allow synergies with the Group companies. It will do this, of course, by endeavoring to expand its existing businesses, but also by continuing to operate debt purchases and M&As, whether domestic or international.

(2)	Purposes of the Rights Offering

As described in “(1) Strengthening and future expansion of existing domestic and overseas businesses” below, the Company has decided to implement the rights offering mainly for the purpose of acquiring the cash reserves required to carry out the Company’s business expansion, the pillars of which are, above all, debt purchases and M&As. Further, as described in number “(2) Developing a capital base” below, the Company has decided to implement the rights offering mainly in an attempt to produce funds to further strengthen its financial base.

(1)	Strengthening and future expansion of existing domestic and overseas businesses

(a)	Strengthening and expanding of the domestic financing business

Regarding its domestic finance businesses, the Company will put the various expertise it has acquired to date to work and endeavor to enlarge its existing businesses, as well as strengthen its business foundation, enlarge its size and expand into other businesses by adopting a broad strategy that includes the debt purchases and M&As, as described below.

With regard to credit guarantee business in the domestic financing business, the Company will form guarantee business alliances focusing on banks, shinkin banks, and credit unions to expand the number of its partner financial institutions, and it will also steadily strengthen relationships with its existing partner financial institutions. As a means to achieve this goal, the Company will also consider developing capital and business alliances in order to build relationships of trust with its partner financial institutions.

Up to this point in time, it has acquired consumer finance companies and commercial finance companies for the business of consumer loans, the business of commercial loans, the management and recovery of receivables, and the credit card business. Going forward, it will consider sales credit companies and credit card companies as it expands its sales credit and credit card businesses using the expertise found within the Group. In addition, for the credit card business, not only will the Company expand its size through acquisitions, it will also do so by entering business alliances with multiple BtoC companies as well as by acquiring such companies. Doing so will allow the Company to enlarge its customer base by applying the synergies that are created through these alliances and allow the Company to increase profitability by diversifying the products and services that use its credit card settlement business.

(b)	Strengthening and expanding overseas businesses

The Group plans entry into overseas markets that applies its expertise in retail finance, such as the management and recovery of loans and receivables, and its domestic experience with debt purchases and M&A activity.

Korea has relatively high interest-rate levels compared with Japan and a financial infrastructure on par with that of the advanced industrialized countries. For example, it has credit bureaus. Through the Chinae Savings Bank, the Group brings in business that has high operating profit margins by operating new loans and debt purchases. Going forward, the Company will endeavor to expand profit to the maximum by increasing the outstanding receivables of Chinae Savings Bank, mainly through retail finance, but also through debt purchases from other financial institutions and M&A activity. If our capital adequacy rate drops as a result of such business expansion activities, we will consider applying some of the funds procured through the rights offerings to this capital.

Further, the Group is considering entering the finance markets, particularly the banking business, in emerging countries in areas such as East Asia and South East Asia for the purpose of enjoying the benefits of economic growth in these regions. J Trust Group would like to pursue high-margin business development as it transplants itself and customizes its business type in accordance with the local customs and laws of the region it does business in, taking advantage of the retail finance business model that is the source the Group’s growth in Japan. It is for this reason that the Group will continue to aggressively pursue opportunities for business acquisitions and operating receivables purchases.

(c)	Strengthening and expanding other businesses domestically

Regarding the real estate business, we will take advantage of our ability to make proposals, such as for real estate values, our ability to compile information, and the use of real estate that Keynote Co. Ltd., a subsidiary, has been able to cultivate as a result of making real estate loans. We will endeavor to increase earnings by, of course, strengthening its existing single family and condominium businesses and developing into the rental property management and structured real estate financing businesses by holding income properties in line with the real estate business environment.

Next, in the amusement business, in addition to the operations of its core shop-type amusement facilities, in order to secure a new profit base from a medium to long-term perspective, the Company plans to enter new business fields that will allow it use its facility development capabilities, facility operation know-how, and customer service capabilities that it has fostered through the amusement business.

(d)	Consultation with the Resolution and Collection Corporation for company debt resolution

In the past, the Group had borrowings from the Incubator Bank of Japan, Limited, and with the bankruptcy of this bank these borrowings were transferred to the Resolution and Collection Corporation (“the RCC”; the Company’s obligations towards the RCC hereinafter collectively referred to as “RCC debt”). Although the Group has sufficient benefits of the term for the RCC debt (outstanding debt as of the release of this press release: ¥22.5 billion; remaining life: over six years; interest rate: fixed at 4% annually), and is making repayments according to the contract, despite the Group’s intentions the misunderstanding exists that the Group has received a bailout through the RCC. As a result, in order to resolve our RCC debt we have entered into consultation with the RCC regarding advance payoff of the debt. If we reach an agreement on the resolution of the RCC debt, we will consider applying a portion of the financing received through the current funds procurement for the early repayment of the RCC debt.

Whether domestically or overseas, in this manner, the Group can aspire to be major players as retail finance companies by accomplishing more growth based on new business opportunities by putting the methods of debt purchases and M&As to work. That is because these have been the sources of growth for the Group to date, not only in Japan but globally as well. To this end, we feel we must increase our strategic cash reserves and have decided to procure additional funds through the rights offering.

(2)	Developing a capital base

As stated above in section “(1) (b) Strengthening and expanding of overseas business,” entering overseas finance markets requires certification by the local financial regulatory authorities. When entering such a market, the financial health of the Company comes into question. In addition, to operate a bank, not only does that bank have to be financially healthy, the shareholders of that bank, for instance, J Trust Co. Ltd., also must have a certain level of financial health. Further, in order to expand the credit guarantee business of the Group, it is necessary to maintain and to improve the creditworthiness of the Group companies.

As indicated above, through the rights offering, we will strengthen our financial foundation and be able to conduct debt purchases and M&A activities going forward as well as develop into new businesses that are in keeping with the times. Thus, we believe the rights offering is linked to both our future profit growth and to an increase in our corporate value.

(3)	Reason for selecting the Rights Offering

In order to achieve the purposes described above in “(2) Purpose of the Rights Offering” while considering the interests of shareholder, the Group has conducted a careful comparison of various financing methods, considering factors such as the amount to be financed and the impact in terms of the dilution of the ownership of shareholders. As a result, the Company has reached the conclusion that the Rights Offering is the optimal financing method for enhancing the corporate value of its Group and, thereby, all of its shareholders for the reasons indicated below.

(1)	Reason for using the Rights Offering (non-commitment type)

(a)	Reason for selecting a rights offering

The Company has decided that a rights offering would be the most suitable financing method due to the characteristics of rights offerings as described below.

Characteristics of rights offering include the fact that selecting a method that allots the Subscription Rights without contributions to all shareholders provides an understanding of the Company’s current position and its stance towards business expansion and direction in the future and the fact that Subscription Rights are allotted without contribution based on the number of shares held, which the Company believes makes it possible to provide equal opportunities to all shareholders.

Firstly, with the exercise of the Subscription Rights, it will be possible to avoid the dilution of the ownership of each shareholder. In addition, while the allotment of Subscription Rights without contributions is a financing method that assumes all shareholders will exercise the Subscription Rights, because the Subscription Rights will be listed on the Osaka Securities Exchange Co., Ltd. (“Osaka Securities Exchange”), it will be possible for shareholders that do not wish to exercise the Subscription Rights to sell the Subscription Rights on the market. We believe that this provides shareholders that do not exercise the Subscription Rights with an opportunity for compensation in full or part for the disadvantages brought about by dissolution of ownership.

(b)	Reason for using a non-commitment type rights offering

After comparing the commitment-type rights offering, a scheme in which the issuing company commits to taking over the Subscription Rights in a lump sum at the end of the exercise period and then the particular securities company takes them over from the issuing company, exercises them and then sells the shares in the open market, and a non-commitment-type rights offering, in which a securities company does not commit to acquire the rights, the Company decided to adopt the non-commitment rights offering, upon taking into consideration the fact that there are many past cases of such offerings, underwriting by securities companies is not involved, it is easy to have prospects in terms of timing to conduct the matter and its expense, and the fact that the procurement conditions are consistent with the Company’s aim, as well as fund-raising conditions after considering the objective of retaining the largest funds possible at present to implement a flexible business strategy to which debt purchases and M&A activities are applied. A commitment-type rights offering has the benefit of establishing the amount of the procurement for the issuing company at the time of issue. However, based on the amount and timing of the fund-raising method the Company plans, precedents of commitment-type rights offering in Japan are limited in terms of the number of cases and the scale and the number of uncertainties are large as the stock market is experiencing a sudden rise. In addition, the Company has not found a securities firm that will undertake the offering under the conditions acceptable to the Company in terms of the fund-raising amount and schedule, and there is no guarantee that such securities firm will be found in the future. Therefore, raising funds at the time the Company desires may be difficult. In addition, the Company’s president, Mr. Nobuyoshi Fujisawa, who owns 47.5% of the Company’s outstanding shares, has expressed his intent to exercise the maximum number of subscription rights possible (however, there is a possibility that all or part of the exercise may not occur depending on the market price and prospects of the Company’s common shares from the date hereof until the expiration date of the exercise period for the Rights Offering). (For details, see “9. Subscription rights exercise plans of the largest shareholder” below.) This means that, even if there is no guarantee from an underwriting securities company to exercise subscription rights that have not been exercised, an adequate number of subscription rights are likely to be exercised. For these reasons, we have come to the conclusion that the non-commitment-type rights offering method is the funds procurement method preferable to us.

(2)	Considering other methods of funds procurement

As indicated below, the Company examined other methods of procuring funds that were not rights offerings, but did not adopt them for the reasons indicated below.

(a)	Borrowing from financial institutions

At present, we believe that if the Company is to expand the business in a broad manner both domestically and internationally within its vision, it must build a solid financial foundation by increasing its shareholders’ equity. Therefore, rather than borrowing money from financial institutions, we see procuring more capital from the capital markets as being valid and appropriate.

(b)	Public offering

Although a public offering is a potent means of procuring capital, we eliminated it as a candidate means of procuring capital because a large public offering has the impact of diluting the amount of ownership of existing shareholders.

(c)	Issuance of shares or Subscription Rights through a third-party allotment

There are concerns that the issuance of shares or Subscription Rights through a third-party allotment could have a significant dilutive effect on the ownership of current shareholders in consideration of (1) the independence of the Company’s management could be put at risk depending on the holding policy and investment purposes of the parties allotted to, and (2) the amount of funds to be procured through the Rights Offering (for details see “4. Amount of funds to be procured and use of funds procured”) and the Company’s market capitalization. For these reasons, this financing method is not believed to be necessarily favorable at this time and it has been excluded as a candidate for the Company.

(d)	Allotment of non-listed Subscription Rights without contributions

In terms of the allotment of non-listed Subscription Rights without contributions, they present poor opportunities for shareholders to sell the Subscription Rights and as a result limit the options for shareholders who do not exercise their Subscription Rights for avoiding dilution of ownership. For this reason, the method is not believed to be necessarily favorable from the perspective of diluting the interests and ownership of shareholders and it has been excluded as a candidate for the Company.

As indicated above, the Company believes that the Rights Offering is the best method of procuring funds for the Company’s purposes because at the current time it provides adequate protections to the interests of all shareholders.

2.	Overview of the Rights Offering

(1)	Method of allotment without contributions

The J Trust Co., Ltd. 4th Subscription Rights shall be issued by the method of allotment without contribution pursuant to Article 277 of the Companies Act, whereby one Subscription Right is being allotted per one common share of the Company held by the respective shareholders that are registered or recorded in the Company’s final shareholder registry as of the record date of May 30 (Thursday), 2013.

(2)	Details of the Subscription Rights

(1) Name of the Subscription Rights	J Trust Co., Ltd. 4th Subscription Rights

(2) Class and number of shares underlying the Subscription Rights

62,816,288 common shares of the Company

*Total number of the shares to be issued upon exercise of the Subscription Rights is an estimate based on the number of issued shares of the Company as of May 13, 2013 (excluding the number of the Company’s treasury shares; the number of the underlying shares per one Subscription Right shall be one).

(3) Total number of Subscription Rights to be issued	Total number to be issued shall be the number of issued shares minus the number of the Company’s treasury shares as of the record date.

(4) Class of shares held by shareholders receiving the allotment	Common shares of the Company

(5) The amount of assets to be contributed upon exercise of one subscription right (“exercise price”) and the number of underlying shares	1,800 yen per share (one share) One common share of the Company per one Subscription Right

(6) Amount of capital to be increased upon exercise of the subscription rights	900 yen per share (one share)

(7) Subscription Rights exercise period	July 5 (Friday), 2013 to July 30 (Tuesday), 2013 (scheduled)

(8) Shareholder conditions for the exercise of the Subscription Rights	No partial exercise of each Subscription Right shall be permitted.

(9) Grounds for acquisition of the Company’s own Subscription Rights	No grounds or conditions for the acquisition of the Subscription Rights have been prescribed.

(10) Methods of exercise for subscription rights

(1) A holder of the Subscription Rights who intends to exercise the Subscription Rights may notify such intent and make payments to the “Agent” (a transfer agent or an account management agent with which the holder may open an account for transfer of the Subscription Rights).

(2) Those who notify their intent to exercise the Subscription Rights to the Agent may not withdraw the notification thereafter.

(11) Other material or required matters for investment decisions

(1) The Company, upon receiving a request to exercise the Subscription Rights will newly issue and deliver the underlying common shares (no deliveries of treasury shares will be made).

(2) We ask that shareholders and investors make a decision at their own responsibility after carefully reading this document and the Securities Registration Statement submitted to the Director-General of the Kanto Local Finance Bureau on May 14, 2013 (URL: http://info.edinet-fsa.go.jp/).

*    Refer to “Explanation (Q&A) for Shareholders on the Rights Offering (Non-Commitment Type/Allotment of Listed Subscription Rights without Contributions)” released on May 14, 2013 for details of the procedures for shareholders (URL: http://www.jt-corp.co.jp/html).

Note:	The Company has neither registered nor reported this subscription rights offering in legal jurisdictions other than Japan. Nor does it have any plans for doing so. As a result, there may be restrictions on the exercise and sale of these rights due to the securities laws and other laws of the country in which a shareholder resides. Therefore, shareholders residing in foreign countries (excluding institutional investors to which such laws may not apply) must pay attention to such matters.

In particular, the rights offering is exempt from the registration requirements under Rule 801 of the Securities Act of the United States. As a consequence, if a resident of the United States receives an allotment of subscription rights, the sale of the allotted rights is prohibited under the provisions of Rule 801, except for transactions that comply with Regulation S.

3.	Rights Offering schedule

Schedule	Content

May 14 (Tuesday), 2013	Board of Directors resolution Securities Registration Statement submission Request that the Japan Securities Depository Center, Inc. notify all shareholders.

May 22 (Wednesday), 2013	Effective date through filing of the Securities Registration Statement (scheduled)

May 30 (Thursday), 2013	Shareholder record date (scheduled) *Record date for shareholders to be allotted the Subscription Rights

May 31 (Friday), 2013	Effective date for the allotment of the Subscription Rights without contribution (scheduled) Subscription Rights listing date (scheduled)

June 18 (Tuesday), 2013	Date of sending letter of allotment to shareholders for the Subscription Rights (scheduled)

From July 5 (Friday), 2013 to July 30 (Tuesday), 2013	Exercise period of the Subscription Rights (scheduled)

July 24 (Wednesday), 2013	(To be subsequently announced by the Osaka Securities Exchange) Subscription Rights delisting date (Scheduled)

4.	Amount of funds to be procured and use of funds procured

(1)	Amount of funds to be procured (estimated net proceeds)

As shown below, the total amounts paid in will be the total price of assets invested when the Subscription Rights are exercised. This is an estimate based on the total number of the Company’s outstanding shares as of May 13, 2013 (the Company’s treasury shares excluded). If Subscription Rights are not executed within the execution period, this will reduce the total amount of payment, expense of issuance, and net proceeds projections.

(1) Total amount of payment	¥113,069,318,400
(2) Estimated expenses of issuance	¥1,148,480,208
(3) Estimated net proceeds	¥111,920,838,192

Note 1:	Taxes are not included in the estimated expenses of issuance.

Note 2:	Estimated expenses of issuance include ¥565,346,592 in expense charges paid to the account management agent, ¥395,892,614 in registration fees, ¥20,000,000 in subcontracting compensation paid to the financial advisor, and ¥167,241,002 in other fees (e.g. attorney’s fees under Japanese law and United States law, custodian fees, and advertising expenses etc.).

(2)	Use of funds procured

The funds procured will be used as follows.

Specific use	Amount (billions of yen) (Note)	Expenditure schedule

Funds for corporate acquisitions and debt purchases	Maximum of 109.4 billion yen	[August 2013 to March 2017]

Additional capital for Chinae Savings Bank	Maximum of 2.5 billion yen	[August 2013 to March 2017]
Total	Maximum of 111.9 billion yen

Note:	As described above in section 1 (2) (1) “Strengthening and future expansion of existing domestic and overseas businesses” and section 1 (2) (2) “Developing a capital base,” the total amount of funds that are scheduled to be procured through the rights offering (¥113.041 billion) shall be utilized as follows:

(1) Financing for domestic and international debt purchases and M&As. Based on the policies described above in section 1. (2) “Purposes of the Rights Offering,” we plan to apply a maximum of ¥109.4 billion to the debt purchases and M&As, both domestically and overseas, at the scheduled expenditure dates shown above.

(2) Regarding additional funding for the Chinae Savings Bank (Based on section 1. (2) “Purposes of the Rights Offering,” we plan to expand business further through new lending and debt purchases. If the expansion of business leads to a reduction in the bank’s capital adequacy ratio, we plan to inject a maximum of ¥2.5 billion in additional capital into it. The plan is to use Chinae Savings Bank mainly for new loans and debt purchases.)

In addition, if we are able to come to an agreement with the Resolution and Collection Corporation for the advance repayment of our RCC debt (¥22.5 billion at the time of this press release; remaining time period in excess of 6 years, and a 4% fixed annual interest rate), we might apply a maximum of ¥22.5 billion of the funds to the advance repayment of this debt beginning in August 2013.

5.	Stance towards the appropriateness of the use of funds

Regarding the procured funds, the Company plans to use them as described in 4 (2) “Use of funds procured,” and will promote enhanced profitability through the speedy development of markets and expansion of businesses based on an understanding of new growth opportunities, and it will bring about better corporate value in the medium term and long term by establishing the foundations of future growth based on a strong financial standing. We perceive such funds utilization to be reasonable based on these main objectives. Accordingly, the Company believes the Rights Offering will contribute to the interests of all shareholders.

6.	Appropriateness of the terms and conditions of issuance

The number of shares to be allotted and exercise price for each Subscription Right were determined in consideration of the Company’s business performance, financial position, recent share price trends, and the probability of all existing shareholders exercising the Subscription Rights (the exercise price has been set below market value so that all shareholders will be encouraged to exercise the Subscription Rights). As a result, the Company decided that one Subscription Right would be allotted for each common share, that one of the Company’s common shares would be delivered for each Subscription Right exercised, and that the exercise price would be ¥1,800 per share (42.9% of the final price of the Company’s common shares on the business day prior to the resolution day of the allotment for the Subscription Rights). The Company believes that the terms and conditions of issuance for the Rights Offering are appropriate, in comprehensive consideration of the facts that the Rights Offering is being conducted to improve the Company’s corporate value and ultimately the share price and that consideration has been given to ensure that existing shareholders are not adversely affected by dilution of ownership or economic disadvantages.

7.	Impact on business performance

As for the impact of the Rights Offering on the non-consolidated and consolidated performance of the Company, it is expected to be negligible. However, depending on the timing of the funds management and the amount, according to utilization of funds described in 4 (2) “Use of funds procured,” performance projections might have to be revised. Thus, if factors requiring disclosure should arise, they will be disclosed. Further, we believe the Rights Offering will lead to further bolstering of our financial standing and contribute to medium- and long-term earnings by strengthening our domestic and overseas businesses.

8.	Information on dilution of ownership through dilutive shares

The total number of issued shares as of May 13, 2013 is 63,225,412, of which 409,124 are the Company’s treasury shares. If all of the Subscription Rights were exercised, the number of the Company’s common shares that would be issued would be 62,816,288. Accordingly, the dilutive share ratio pertaining to the Subscription Rights for the total number of issued shares would be 99.35%.

Because the Subscription Rights are allotted based on the number of the Company’s common shares held by each shareholder (for all shareholders with rights as the Company’s shareholders as of May 30 (Thursday), 2013, a notification on the Subscription Right allotment status to the address registered with the securities company of each shareholder will be delivered around June 20 (Thursday), 2013). Shareholders that exercise all the Subscription Rights allotted will not have their ownership diluted. However, please note that in the event of not exercising all or a portion of the Subscription Rights allotted, this ownership could become diluted.

Note that because the Subscription Rights are scheduled to be listed on the Osaka Securities Exchange, it will be possible for shareholders that do not wish to exercise the Subscription Rights to sell the Subscription Rights on the market. This is expected to compensate in full or in part for the disadvantages brought about by dilution of ownership.

In this manner, the Company believes the issues quantity and scale of dilution to be appropriate in comprehensive consideration of the facts that the Rights Offering is being conducted to procure funds to improve the Company’s corporate value and that consideration has been given to ensure that existing shareholders are not adversely affected by economic disadvantages.

Total number of issued shares and dilutive shares (as of May 13, 2013)

Class	Number of Shares	Ratio of total number against issued shares
Total number of issued shares	63,225,412	100.0%
Current number of dilutive shares	1,474,880	2.33%
Current number of treasury shares	409,124	0.65%
Dilutive share ratio pertaining to the Subscription Rights	62,816,288	99.35%

*	The number of issued shares will decrease if the Subscription Rights are not exercised during the exercise period.

9.	Subscription rights exercise plans of the largest shareholder

In respect of plans to exercise the subscription rights etc., Mr. Nobuyoshi Fujisawa, the largest shareholder and President & CEO of the Company has generally stated the following.

(1)	As for the subscription rights that Mr. Fujisawa will own due to the rights offering, he intends to exercise the maximum number possible

(2)	There is a possibility that he will exercise Subscription Rights after acquiring additional common shares of the Company prior to the date the shareholders of the Subscription Rights are determined or additional Subscription Rights from third parties.

(3)	In respect to the exercise of the Subscription Rights and the acquisition of common shares or Subscription Rights as indicated in (1) and (2) above, he plans to allocate the funds gained from the sale and disposal of common shares of the Company or Subscription Rights that he owns in addition to his own cash reserves (about ¥10 billion).

(4)	However, in respect of the disposal of common shares of the Company or Subscription Rights as indicated in (3) above, it is possible that either part or all of such disposal may not take place depending on the market price of the Company’s common shares or projections of that price from this day up until the expiration date for the exercise of the Rights Offering.

As a result, it is possible that some of the subscription rights allotted to Mr. Fujisawa will not be exercised, depending on the sales and prospects of the common shares of the Company or the Subscription Rights that he holds. On the other hand, it is also possible that he will own a higher percentage of the outstanding common shares of the Company than he now owns after this offering of subscription rights. Therefore, Mr. Fujisawa’s exercise of the Subscription Rights includes many undecided matters and remains in a state of flux, as of today.

Major shareholders and ownership ratio

Before allotment (March 31, 2013)	After allotment
Nobuyoshi Fujisawa 47.57%	Nobuyoshi Fujisawa 47.73%

Japan Trustee Services Bank, Ltd. (trust account) 7.38%	Japan Trustee Services Bank, Ltd. (trust account) 7.40%

The Saikyo Bank, Ltd. 4.58%	The Saikyo Bank, Ltd. 4.59%

The Resolution and Collection Corporation 4.18%	The Resolution and Collection Corporation 4.19%

The Master Trust Bank of Japan, Ltd. (trust account) 1.92%	The Master Trust Bank of Japan, Ltd. (trust account) 1.93%

Osaka Securities Finance Co., Ltd. 1.54%	Osaka Securities Finance Co., Ltd. 1.55%

Tadahiro Kanbayashi 0.87%	Tadahiro Kanbayashi 0.87%

Morgan Stanley & Co. LLC (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.) 0.68%	Morgan Stanley & Co. LLC (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.) 0.68%

Bank of New York GCM Client Account JPRD ISG (FE-AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 0.67%	Bank of New York GCM Client Account JPRD ISG (FE-AC) (Standing proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.) 0.68%

MSCO CUSTOMER SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.) 0.67%	MSCO CUSTOMER SECURITIES (Standing proxy: Morgan Stanley MUFG Securities Co., Ltd.) 0.67%

*	The ratio after allotment assumes that all the Subscription Rights have been exercised.

10.	Shareholder transactions

Shareholders allotted the Subscription Rights can either acquire shares of the Company by exercising the Subscription Rights or sell the Subscription Rights on the Osaka Securities Exchange. Refer to “Explanation (Q&A) for Shareholders on the Rights Offering (Non-Commitment Type/Allotment of Listed Subscription Rights without Contributions)” released on May 14, 2013 for the specific procedures (URL: http://www.jt-corp.co.jp/html).

11.	Shareholders and investors wishing to purchases the Subscription Rights

The Company recommends that shareholders and investors wishing to newly purchase the Subscription Rights contact the securities company they currently do business with. Note that it will be necessary to open a new account at a different securities company if the securities company you currently do business with does not act as an agent for the purchase of the Subscription Rights. For details, see “Securities Companies that are Agents for the Acquisition of Subscription Rights” which is contained in “Explanation (Q&A) for Shareholders on the Rights Offering (Non-Commitment Type/Allotment of Listed Subscription Rights without Contributions)” (URL: http://www.jt-corp.co.jp/html).

Note that there are plans for the securities company serving as an agent for the purchase of the Subscription Rights to be announced separately.

12.	Business results and equity finance conditions for the past three years

(1)	Business results for the past three years (consolidated)

Fiscal year	35th	36th	37th
Closing month and year	March 2011	March 2012	March 2013
Operating revenue (millions of yen)	16,908	24,508	55,683
Operating income (millions of yen)	4,324	5,539	12,005
Ordinary income (millions of yen)	4,323	5,486	13,704
Net income (millions of yen)	3,233	34,500	13,309
Comprehensive income (millions of yen)	3,240	34,578	14,197
Net assets (millions of yen)	13,961	49,471	70,895
Total assets (millions of yen)	37,862	117,546	218,706
Net assets per share (yen)	232.39	798.17	1,013.89
Net income per share (yen)	54.30	575.96	214.44
Dividend per share (yen)	10.00	12.00	7.00

*	The Company conducted a share split on June 1, 2012, whereby each common share was divided into two shares. The net assets per share and net income per share for the 35th and 36th fiscal year were calculated based on the total number of issued shares following this share split.

(2)	Equity finance conditions for the past three years

Not applicable

(3)	Recent share price

(1)	Share price for the past three years (year-end)

	FY 2011	FY 2012	FY 2013
Opening price	¥234	¥469	¥1,653
Highest price	¥600	¥1,642	¥3,335
Lowest price	¥132	¥274	¥564
Closing price	¥405	¥1,624	¥3,335

*	The share prices are from the Second Section of the Osaka Securities Exchange.

(2)	Share price for the past three months

	February 2013	March 2013	April 2013
Opening price	¥1,587	¥1,676	¥3,500
Highest price	¥1,750	¥3,335	¥4,440
Lowest price	¥1,445	¥1,674	¥2,660
Closing price	¥1,655	¥3,335	¥3,990

(3)	Share price on the business day prior to the resolution day of the issuance for the Subscription Rights

May 13, 2013
Opening price	¥4,165
Highest price	¥4,560
Lowest price	¥4,120
Closing price	¥4,195

Disclaimers:

This document (including reference documents) is a general announcement on the 4th issuance of subscription rights, and was not prepared for the purpose of soliciting investments to any specific parties. We recommend that shareholders and investors make investment decisions relating to the exercise, sale, or forfeiture of the Subscription Rights based on their own responsibility after a careful reading of this document and the Security Registration Statement registered with EDINET (URL: http://info.edinet-fsa.go.jp/) on May 14, 2013. This document contains forward-looking statements including outlooks, forecasts, expectations, plans, and targets relating to the Company’s and the Group’s financial position and business performance. Please understand that these forward-looking statements are based upon the Company’s judgments and knowledge when the document was prepared and that actual business performance in future may differ significantly from the forward-looking statements contained within this document due to a number of factors.

Note that this document should not be construed as an offering or solicitation for purchase of securities outside of Japan. The abovementioned issuance of Subscription Rights has not been registered based on securities laws and regulations outside of Japan (including the U.S. Securities Act of 1933), and there are no plans for such registration to take place. Securities cannot be solicited or sold in the U.S. unless registration is conducted based on the U.S. Securities Act of 1933 or the securities become excluded from the application of registration obligation.

[Reference]

4th Subscription Rights Issuing Guidelines

1.	Name of the Subscription Rights

J Trust Co., Ltd. 4th Subscription Rights (hereinafter “the Subscription Rights”)

2.	Allotment method for the Subscription Rights

The Subscription Rights shall be issued by the method of allotment without contribution (hereinafter “the Allotment of Listed Subscription Rights without Contributions”), whereby one Subscription Right is being allotted per one common share (excluding the Company’s treasury shares) of the Company held by the respective shareholders that are registered or recorded in the Company’s final shareholder registry as of the record date of May 30, 2013 (hereinafter the “allotment date”).

3.	Total number of the Subscription Rights

The total number of the Company’s issued shares deducting the number of the Company’s treasury shares as of the allotment date

4.	Effective date for the Allotment of the Subscription Rights without Contributions

May 31, 2013

5.	Details of the Subscription Rights

(1)	Class and number of shares underlying the Subscription Rights

The class and number of shares underlying one Subscription Right is to be one of the Company’s common shares.

(2)	Amount of assets to be contributed upon exercise of the Subscription Rights

The amount to be paid upon exercise of one Subscription Right shall be 1,800 yen.

(3)	Exercise period of the Subscription Rights

July 5, 2013 to July 30, 2013

(4)	The capital stock and capital reserves that will be increased due to issuance of shares upon exercise of the Subscription Rights

(1)	The amount of capital that will be increased when shares are issued on the exercise of the Subscription Rights shall be equivalent to one-half of the maximum amount of capital increase calculated in accordance with Article 17 Paragraph 1 of the Corporate Calculation Rules, and any fraction of less than one yen as a result of such calculation shall be rounded up to the nearest one yen.

(2)	The amount of capital reserve to be increased when shares are issued on the exercise of the Subscription Rights shall be the amount calculated by deducting the amount of capital to be increased stated in (1) above from the maximum amount of capital to be increased stated in (1) above.

(5)	Restrictions on transfer of the Subscription Rights

The acquisition of the Subscription Rights by transfer shall not require the approval of our Board of Directors.

(6)	Conditions for the exercise of the Subscription Rights

No partial exercise of each Subscription Right shall be permitted.

(7)	Grounds and conditions for the acquisition of the Subscription Rights

No grounds and/or conditions for the acquisition of the Subscription Rights have been prescribed.

6.	Application of the laws relating to the book-entry transfer of company bonds and shares

Each and all of the Subscription Rights are subject to Article 163 of the Act on Transfer of Company Bonds and Shares, in accordance with the provisions of the Act on Book-Entry Transfer of Company Bonds, Shares, etc. (Law No. 75, 2001, including the amendments thereto. Hereinafter, the “Act on Transfer of Company Bonds”), and the certificates for the Subscription Rights will not be issued, except for such cases provided by Article 164 Paragraph 2 of the Act on Transfer of Company Bonds. Handling of the Subscription Rights must follow the operation rules concerning transfer of shares of the transfer agents and other rules.

7.	Exercise agent for the subscription rights

1-4-5 Marunouchi, Chiyoda-ku, Tokyo

Stock Transfer Agency Department, Mitsubishi UFJ Trust and Banking Corporation

8.	Payment handling bank for the subscription rights

Tokyo Head office, Mitsubishi UFJ Trust and Banking Corporation

9.	Methods of exercise for the Subscription Rights

(1)	A holder of the Subscription Rights who intends to exercise the Subscription Rights may notify such intent and make payments to the “Agent” (a transfer agent or an account management agent with which the holder may open an account for transfer of the Subscription Rights; the same shall apply hereinafter).

(2)	Those who notify their intent to exercise the Subscription Rights to the Agent may not withdraw the notification thereafter.

10.	Transfer agent

Japan Securities Depository Center, Inc.

11.	Other

(1)	The items above are to be the terms for effectiveness through filing under the Financial Instruments and Exchange Act.

(2)	Decisions on necessary matters relating to the issuance of the Subscription Rights that are not stipulated above are to be made by the President & CEO.